

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

August 21, 2009

Via U.S. Mail and Facsimile

J. Russell Porter
Chief Executive Officer
Gastar Exploration Ltd.
1331 Lamar Street, Suite 1080
Houston, Texas 77010

> **Re: Gastar Exploration Ltd.**
> **Registration Statement on Form S-3**
> **Filed July 24, 2009**
> **File No. 333-160776**

Dear Mr. Porter:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. As you know, on July 30, 2009, the staff issued comments relating to your Form 10-K for the year ended December 31, 2009. We will not be in a position to consider a request for accelerated effectiveness of your Form S-3 until all outstanding issues, including the review of the Form 10-K, have been resolved.

2. Please provide updated disclosure with each amendment that you file. For example, provide updated disclosure regarding the lawsuit filed on June 16, 2009, mentioned at page 2. Also update the list of documents you are incorporating by reference. And monitor your need to provide an updated auditor's consent.

3. The fee table lists guarantees as among the class of securities to be registered. Advise us why you do not list each of the guarantors as co-registrants. Also explain to us why you fail to include (1) any corresponding legality opinion and (2) all the required signatures from each co-registrant. We may have additional comments.

Material Income Tax Consequences, page 31

4. We note that you purport to provide a discussion of "material income tax consequences" in this section. However, you suggest that the information you provide is "general" and that holders should seek the advice of their own tax advisors. Moreover, you state that the disclosure is "based upon management's understanding of the rules." And you indicate under the subcaption "Income Taxes (sic) Consequences Associated with our Common Shares" that you will provide a description of the material tax consequences in an "applicable prospectus supplement."

    The current and contemplated future disclosure does not appear to meet the requirements of Item 601(b)(8) of Regulation S-K. Because you indicate that the tax consequences are material and include a representation as to such consequences, you need to file as an exhibit (1) an opinion of counsel or of a public accountant or (2) a revenue ruling from the I.R.S. In the alternative, you may indicate that the opinion is set forth in full in the filing. In that case, you will need to file as an exhibit the consent of the opinion-giver, which must be identified as the source of the opinion.

Opinions of Counsel

5. Confirm that you will file as an exhibit at the time of each takedown a clean legality opinion which (1) covers each of the securities in the takedown and (2)

includes no inappropriate assumptions or limitations. Refer to Item 601(b)(5) of Regulation S-K.

Exhibit 5.1

6. Obtain and file as an exhibit a new or revised opinion that addresses whether the rights you include in this registration statement are legal and binding obligations of the registrant under applicable law.

Exhibit 5.2

7. Counsel limits its opinion to New York and federal law. However, it is unclear why it excludes from its opinion the laws of the registrant's jurisdiction of incorporation or organization. Please obtain and file as an exhibit a new or revised opinion that addresses this comment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
       T. Levenberg
       T. Mark Kelly (713.615.5531)